

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. Alan J. Glass, Esq.
Vice President, General Counsel and Secretary
Circor International, Inc.
Suite 130
25 Corporate Drive
Burlington, MA 01803-4238

     Re: **Circor International, Inc.**
              Registration Statement on Form S-3
              Filed November 4, 2010
              File No. 333-170334

Dear Mr. Glass:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. Please delete the statements in the introductory paragraph that "These risks are not the only ones facing our company" and "Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations". In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. For additional guidance, please refer to Staff Legal Bulletin No. 7A, sample comment #30.

Description of Securities, page 8

2. Please revise to provide the information required by Item 202 of Regulation S-K with respect to the preferred stock, warrants, and units. Refer to item 9 of Form S-3.

Exhibit 5.1

3. Please have counsel revise its opinion to opine with respect to the preferred stock purchase rights.

4. Please delete as inappropriate the qualification that counsel expresses no opinion on antitrust laws as well as the penultimate paragraph, which addresses "Legal Opinion Principles."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: David F. Dietz, Esq. (*via facsimile at* (617) 523-1231)
        Goodwin Procter LLP